SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BROOKS AUTOMATION, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3040660
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

15 Elizabeth Drive, Chelmsford, Massachusetts	01824
(Address of Principal Executive Offices)	(Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates:

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each	Name of Each Exchange on Which Each
Class is to be Registered	Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

Exhibit Index appears on pages 6.

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
Ex-99.4 Amendment No. 3 to the Rights Agreement, dated as of July 8, 2005

     This Form 8-A/A is filed to supplement and amend the information set forth in the Form 8-A filed by Brooks Automation, Inc., a Delaware corporation (the “Company”), on August 7, 1997, as previously amended. All capitalized terms not defined herein will have the meanings ascribed to such terms in the Rights Agreement dated as of July 23, 1997, between the Company and BankBoston, N.A. (predecessor to the Rights Agent), as first amended on October 23, 2001 (by Equiserve Trust Company, N.A. (the “Rights Agent”), a successor to BankBoston, N.A.); further amended on May 20, 2002; and amended again on July 8, 2005 (the “Rights Agreement”).

Item 1. Description of Registrant’s Securities to be Registered.

     On July 23, 1997, the Board of Directors of the Company (the “Board”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”) on August 12, 1997 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a price of $135.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Subject to certain limited exceptions, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 31, 2007 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth intrest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company’s right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

     At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     On October 23, 2001, the Rights Agreement was amended to render the Rights inapplicable to the transactions contemplated by the agreement and plan of merger by and among the Company, PRI Automation, Inc., a Massachusetts corporation, and Pontiac Acquisition Corp., a Massachusetts corporation wholly owned by the Company.

     On May 20, 2002, the Rights Agreement was amended to remove certain provisions of the Rights Agreement that (i) empowered the Continuing Directors in certain circumstances and (ii) restricted the ability of the Board to redeem or exchange the Rights in circumstances where the Continuing Directors ceased to constitute a majority of the Board.

     On July 8, 2005, the Rights Agreement was amended to render the Rights inapplicable to either (i) the execution and delivery of the Agreement and Plan of Merger, dated as of July 11, 2005, by and among the Company, Mt. Hood Corporation, a Delaware corporation wholly owned by the Company, and Helix Technology Corporation, a Delaware corporation, (or any amendment thereto approved by the Board) (the “Merger Agreement”) or (ii) the consummation of transactions contemplated thereby, including the Merger (as defined in the Merger Agreement), unless in the case of clause (ii), upon consummation of the Merger, any Person, together with its and Associates shall be the Beneficial Owner of 15% or more of the Common Shares of the Company.

Item 2. Exhibits.

Number	Description
99.1	Common Stock Rights Agreement (the “Rights Agreement”), dated July 23, 1997 between the Company and BankBoston, N.A., as rights agent (incorporated herein by reference to Exhibit 1 to Form 8-A12G of the Company filed August 7, 1997.

99.2	Amendment No. 1 to the Rights Agreement, dated as of October 23, 2001 between the Company and EquiServe Trust Company, N.A., as rights agent (incorporated herein by reference to Exhibit 4.04 to Annual Report on Form 10-K of the Company filed December 13, 2001).

99.3	Amendment No. 2 to the Rights Agreement, dated as of May 20, 2002 between the Company and EquiServe Trust Company, N.A., as rights agent (incorporated herein by reference to Exhibit 99.1 to Amendment to Registration of Securities on Form 8-A12G/A of the Company filed June 4, 2002).

99.4	Amendment No. 3 to the Rights Agreement, dated as of July 8, 2005 between the Company and EquiServe Trust Company, N.A., as rights agent.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Brooks Automation, Inc.
	By:	/s/ Robert W. Woodbury, Jr.
		Name:	Robert W. Woodbury, Jr.
Dated: July 11, 2005		Title:	Senior Vice President and Chief Financial Officer